TASEKO TO PRESENT AT UPCOMING CONFERENCE

February 25, 2013, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") will be presenting at the upcoming BMO Capital Markets 22nd Global Mining and Metals Conference, being held in Hollywood, Florida.

Mr. Peter Mitchell, Taseko's Chief Financial Officer, will speak to investors at approximately 10:00 a.m. ET (7:00 a.m. PT) on February 26, 2013.

Interested participants can access the live webcast of the presentation in the Investor Relations section of the Company's website at www.tasekomines.com.

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact Brian Bergot, Director, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.